Signe S. Gates Senor Vice President, General Counsel and Secretary	Executive Office 123 Main Street P.O. Box 489 Bristol, CT 06011-0489 U.S.A. Tel: 860.973.2153 Fax: 860.585.5396 E-mail: sgates@barnesgroupinc.com

December 12, 2005

United	States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:	Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance

Re:	Barnes Group Inc.
Form S-3 filed October 17, 2005
File No. 333-129079

Dear Ms. Hardy:

Barnes Group Inc. (“Barnes” or the “Company”) has received your correspondence dated November 4, 2005 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of the Company (the “Comment Letter”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus (the “Prospectus”) contained therein, is being filed today on behalf of the Company with the Commission.

Set forth below are the Company’s responses to each of the Staff’s comments. As requested, we have keyed our responses to the numbered paragraphs in the Comment Letter.

Selling Security Holders, page 77 [76]1

1.	Please revise your disclosures to identify the natural person or persons who have voting or investment control over the Company’s securities that each non-reporting entity owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations. In situations where more than one person has voting or investment control over the securities, revise your disclosure to clarify that fact and include the name of all individuals that share voting or investment control.

[1]	Because the pagination of the Registration Statement has changed since the last draft you reviewed, for your convenience, we include the new page numbers in brackets next to the page numbers referenced in the Comment Letter.

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions contained in the footnotes beginning on page 80 of the Prospectus which identify in the footnotes to the beneficial ownership table the natural person or persons who control the Company’s securities that each non-reporting entity owns.

2.	If any of the selling security holders is a broker-dealer or an affiliate of broker-dealer, please identify them as such. If any selling security holder is a registered broker-dealer, it should be named as an underwriter. If the selling security holder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. In this regard, we note your disclosure in the plan of distribution section on page 83 [84].

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions in the second and third paragraphs on page 82 of the Prospectus regarding each of the five broker-dealers and the affiliate of a broker-dealer, BNP Paribas Equity Strategies, SNC (“BNP Paribas”), respectively. We have identified each of the five selling securities holders who are broker-dealers as underwriters of the offering. Additionally, we have indicated the circumstances of BNP Paribas’ acquisition of the securities and whether there were any agreements, understandings or arrangements relating to its purchase.

3.	We note the disclosure in footnote 1 [2] stating that stock to be received upon conversion of the notes is not included in the amount beneficially owned prior to the offering. Please revise the table to include the amount of common stock that each beneficial owner currently has the right to receive upon the conversion of the notes. See Item 507 of Regulation S-K and Exchange Act Rule 13d-3(d)(l)(i). It appears the notes became convertible after September 30, 2005 under certain circumstances.

The column entitled “Conversion Shares of Common Stock Offered” starting on page 76 of the Prospectus indicates the amount of shares the selling security holders would be eligible to receive if (a) the right of conversion were to vest upon the occurrence of an event described in the Prospectus, described on pages 37 through 47 of the Prospectus, and (b) the selling security holders elect to convert. We have examined the events upon which the securities become convertible. We confirm that none of these events has occurred at this point in time, and that such information is provided for disclosure purposes only. We have revised the Prospectus to indicate that no such events have occurred. Please see the revisions in footnote number 3 on page 80 of the Prospectus.

Additionally, in respect of our counsel’s conversation with Tamara Brightwell of Thursday, November 10, 2005, please note that there is no cap on the vesting of the conversion rights, nor is there a staggered or otherwise limited vesting schedule. If the events which trigger the conversion right were to occur, all of the notes would be eligible for conversion.

4.	We note that your table includes a line item for unnamed selling security holders, and in footnote 20 [1] you state that “Information about additional selling security holders will be set forth in prospectus supplements or amendments to the registration statement. We also note a similar statement in this section in which you state “Prior to any use of this prospectus… by any holder not identified above, the registration statement… will be amended by a post-effective amendment or… will be supplemented to set forth the name of and aggregate amount of notes and shares.”

Please note that your selling security holder table must name all known selling security holders at the time the registration statement is declared effective. If any previously unknown security holder resells securities under this prospectus after effectiveness, that holder must first be named in a post-effective amendment. Please revise these statements accordingly. In addition, please revise similar statements throughout the prospectus, and particularly in the “Plan of Distribution” section, to clarify that you will file a post-effective amendment to name any previously unnamed selling security holders.

We have amended the Selling Security Holders section of the Prospectus to say that “Prior to any use of this prospectus in connection with an offering of notes or underlying common stock by any selling security holder not identified above, the registration statement of which this prospectus is a part will be supplemented by a prospectus supplement or report pursuant to the Exchange Act setting forth the identity and aggregate amount of notes and underlying shares of common stock beneficially owned by the selling security holder intending to sell such notes or underlying common stock.” Please see revisions in footnote 1 on page 79 and in the last paragraph on page 82 of the Prospectus.

In drafting this clause relating to prospectus supplements, we rely upon (1) Securities Offering Reform, Final Rule Release No. 33-8591, Comments, and (2) Other Shelf Issues, Question 9 of the Corporate Finance Securities Offering Reform Transition Questions and Answers located at www.sec.gov. These rules set out that “an issuer with an effective resale registration statement may rely on Rule 430B and file prospectus supplements pursuant to Rule 424(b) to make material amendments to the plan of distribution or to add or replace selling security holders, provided that: (1) the filing of that prospectus supplement is on or after December 1, 2005; and (2) in the case of adding or replacing selling security holders, the other conditions in Rule 430B regarding naming selling security holders by prospectus supplement are satisfied.” Because it is after December 1, 2005, for the purpose of adding or replacing selling security holders, we will only use a prospectus supplement or an Exchange Act report, as opposed to a post-effective amendment. Additionally, we will follow the rules and conditions of Rule 430B regarding the naming of Holders by prospectus supplements. We seek to use this rule because, as acknowledged in the SEC Final Rules Release, dated July 19, 2005, “filing post-effective amendments to add new or previously unidentified security holders can impose delays.” We believe this new approach will better serve the prospective purchasers and the present holders by allowing a more fluid transaction structure.

5.

To the extent that successors to named selling security holders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor as a selling security holder. Please also revise your disclosures in this section, as well as in the “Plan of Distribution” section, to clarify that a prospectus supplement will be filed in these circumstances.

The Prospectus has been revised in response to the Staff’s comments. Please see the revisions in footnote 1 on page 79 and in the third paragraph on page 84 of the Prospectus. In accordance with your comments, and our revisions, we will file a prospectus supplement to indicate any successors to named selling security holders who wish to sell securities under this prospectus.

Exhibit 5.1 – Legality Opinion

6.	Please revise the first paragraph to clarify that the Form S-3 was filed to register the resale of the convertible notes and underlying common stock.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

7.	Please delete the statement that members of your firm are licensed to practice law in the state of New York. We would not object to a statement that you are limiting your opinion to the laws of the states of New York and Delaware and federal law.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

8.	Please confirm in writing that you concur with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

9.	Please delete the assumption in subsection (c) of the seventh paragraph as such an assumption is inappropriate given that you are opining on the fact that the notes constitute valid and binding obligations of the company.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

10.	Given that the notes have already been issued and are now being registered for resale, please revise subsection (c)(ii) to state that the notes have been duly authorized, executed, delivered and authenticated.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

11.	Note that you may limit the opinion as to purpose, but not as to persons. Please revise the eighth paragraph accordingly.

The requested change has been made in Exhibit 5.1 to the accompanying Registration Statement.

We appreciate the Staff’s comments.

We hope to provide you with a request for acceleration as promptly as possible after receiving the Staff’s sign off on our responses. At the time we submit our acceleration request, we expect to furnish the Staff with the letter of acknowledgement referenced in the first paragraph on page 4 to the Comment Letter. In accordance with Rule 461(a), please note that it is not presently contemplated that an investment banking firm will be engaged by the selling security holders as an underwriter in connection with the distribution contemplated by the Registration Statement, and as a result, the National Association of Security Dealers, Inc. Corporate Financing review under Rule 2710 of the NASD Conduct Rules will not be required.

Please contact our outside counsel, Richard F. Langan, Jr. at (212) 940-3140 or rlangan@nixonpeabody.com if you or any other member of the Staff has any further comments or questions regarding the above responses.

Sincerely,

By:	/S/ SIGNE S. GATES
	Name:	Signe S. Gates
	Title:	Senior Vice President, General Counsel and Secretary

Enc.

Cc:	Tamara Brightwell, Esq.
Securities and Exchange Commission

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP